FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

July 13, 2009

Mr. Gary R. Todd
Reviewing Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:         Bel Fuse Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 0-11676

Dear Mr. Todd:

This letter constitutes the response by Bel Fuse Inc. (“Bel” or the “Company”) to your letter to Bel dated June 26, 2009 concerning our Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 31, 2009.  For your convenience, we have restated your comments in full and have responded to each item in a corresponding manner.

Form 10-K for the period ended December 31, 2008

Item 1.  Business, page 1

1.
We note on page F-33 that sales to two of your customers represent more than 10% of your total sales and that the loss of one or both of these customers could have a material adverse effect on you.  Please tell us where you have disclosed the names of these customers, or identify them in future filings.  Refer to Item 101(c)(1)(vii) of Regulation S-K.

Company Response

FOIA Confidential Treatment has been requested by Bel Fuse Inc. pursuant to 17 CFR 200.83.  An unredacted version has been furnished to the SEC Division of Corporation Finance.

BEL-001

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 46

2.
You disclose that fluctuations in U.S. Dollar exchange rates against certain foreign currencies could significantly impact your consolidated results of operations.  In light of this disclosure, please tell us how you determined that your market risk disclosure about foreign currencies is complete under the guidance from Item 305 of Regulation S-K.

Company Response

The Company reviews various disclosure requirements each time it prepares a filing, and, as it enters into new transactions, remains vigilant for potential disclosure requirements that may result.  The general instructions to paragraphs 305(a) and 305(b) (of Item 305 of Regulation S-K) indicate that the disclosures called for by these paragraphs are intended to clarify the registrant's exposures to market risk associated with activities in derivative financial instruments, other financial instruments, and derivative commodity instruments.  The Company has determined that it is not a party to any derivative financial instruments, derivative commodity instruments, or any other debt obligations.  Item 3(C)(i) and (ii) of the general instructions clarify that “other financial instruments” need not include trade accounts receivable and trade accounts payable when their carrying amounts approximate fair value. This is the case at Bel, given the short-term nature of its trade accounts receivable and trade accounts payable balances.

In addition, the Company made the following disclosure on page 39 of its 2008 10-K:

“Inflation and Foreign Currency Exchange

During the past three years, the effect of inflation on the Company's profitability was not material.  Historically, fluctuations of the U.S. Dollar against other major currencies have not significantly affected the Company's foreign operations as most sales have been denominated in U.S. Dollars or currencies directly or indirectly linked to the U.S. Dollar.  Most significant expenses, including raw materials, labor and manufacturing expenses, are either incurred in U.S. Dollars or the currencies of the Hong Kong Dollar, the Macao Pataca or the Chinese Renminbi.  However, the Chinese Renminbi appreciated in value significantly (approximately 9.5%) during the year ended December 31, 2008 as compared with 2007.  Further appreciation of the Renminbi would result in the Company’s incurring higher costs for all expenses incurred in the PRC.  The Company's European entities, whose functional currencies are Euros, Czech Korunas, and U.S. dollars, enter into transactions which include sales which are denominated principally in Euros, British Pounds and various other European currencies, and purchases that are denominated principally in U.S. dollars.    Settlement of such transactions resulted in net realized and unrealized currency exchange losses of $0.6 million and $0.2 million for the years ended December 31, 2008 and 2006, respectively, which were charged to expense.  Translation of subsidiaries’ foreign currency financial statements into U.S. dollars resulted in translation (losses) gains of ($0.4) million, $1.0 million and $0.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, which are included in accumulated other comprehensive (loss) income.  Realized currency gains (losses) during the year ended December 31, 2007 were not material.  Any change in the linkage of the U.S. Dollar and the Hong Kong Dollar could have a material effect on the Company's consolidated financial position or results of operations.”

BEL-002

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

The Company will continue to review the effect of foreign currency fluctuations on its operations and will make any disclosures required by SEC Regulation S-K in future filings.

Item 11.  Executive Compensation, page 49

3.
We note in your Part III information incorporated from your proxy statement your disclosure about how annual salaries are set to “compensate them for their day to day responsibilities” and that levels are determined in December with adjustments for “performance during the year”, “overall company performance” and “cost-of-living considerations.”  Please describe specifically how these factors were used to make compensation decisions during the applicable periods.  In the appropriate location in the disclosure, expand to describe the individual goals that are considered in making compensation decisions.  Please see instruction 3 to Item 402(b) of Regulation S-K.

Company Response

The language quoted by the Staff concerning the determination of salaries, which appears in the Company’s 2009 proxy statement, was meant to describe the factors taken into account when salaries are adjusted.  As indicated in the Summary Compensation Table contained in the proxy statement, none of the Named Officers received an increase in salary for any of the past three years.  The Company’s executive management team has been employed by the Company for an average of 23 years, and salary adjustments were historically made every 2-5 years, in amounts dependent upon cost of living considerations and reference to the peer group.  (See the response to Comment 4 below.)  A larger portion of variable compensation relates to bonus payments, which are primarily tied to corporate performance.  (See the response to Comment 5 below.)  The Company will include in future filings a description of the specific factors considered in determining any future adjustments to base salaries.  In addition, if no increases in salaries have occurred during the periods presented in the filing, a statement will be made to that effect in the Compensation Discussion and Analysis.

4.
We note you state on page 8 of your proxy that you do not prepare formal benchmarking studies, but do “compare our salaries and other elements of compensation.”  Item 402(b)(2)(xiv) of Regulation S-K requires you to disclose “whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and , if applicable, its components (including component companies).”  Therefore, regardless of whether you prepare formal benchmarking studies, if you engage in benchmarking comparisons, you should provide the disclosure requested by Item 402(b)(2)(xiv).  This disclosure would include identifying the companies compared, the elements of compensation that are benchmarked and how such benchmarks are determined.  For example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.

BEL-003

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

Company Response

While Bel Fuse does not prepare formal benchmarking studies with regards to its executive compensation, management does review base salary and bonus information as published in the proxies of companies within an internally-defined peer group.  Executive compensation levels for this peer group are reviewed in determining the salary levels and bonuses of our executives, but are not determinative.  We understand that our executive compensation packages are less than what is offered by our peers.  The Company will include the following enhancements to its disclosures within the Compensation Discussion and Analysis section in future filings:

Overview

We are engaged in a very competitive industry worldwide, with relatively low barriers to competitive entry in the electronic products market. Just as stock prices in our industry tend to be volatile, our customers’ demand for our products varies significantly from year to year. We have only limited visibility as to future customer requirements.  For this reason, we have found it necessary to keep our overhead relatively low so that we can operate effectively even when demand for our products weakens. In the area of compensation, we seek to control salaries as best we can and focus our incentives on other elements that can vary from year to year with our performance. Our goal is to compensate our Named Officers at levels that will enable us to retain their services while retaining control over our overhead.

Our performance-based elements of compensation are salary, bonuses and long-term stock incentive compensation.  Other non-performance elements of compensation consist of retirement benefits, certain other plan benefits and certain perquisites.   The Company has developed a competitive peer group of publicly-traded U.S.-based companies within the electronic components industry, which operate with similar metrics, markets and challenges.   The peer group is comprised of Maxwell Technologies, Inc., Methode Electronics, Inc., Spectrum Control Inc., Littelfuse Inc., Power-One Inc., Vicor Corp. and Technitrol Inc.  This peer group is used for comparing compensation programs, and performing analyses of competitive performance and compensation levels.  In order to effectively control overhead costs in times of volatile product demand, our compensation philosophy is to maintain lower base salaries as compared to those offered by our peers and to supplement the overall compensation package with annual bonuses in amounts that are primarily dependent upon the Company’s financial performance for the period.

We compete in our industry on the basis of product performance, quality, reliability, depth of product line, customer service, technological innovation, design, delivery time and price. Our compensation structure is intended to reward and incentivize the types of performance which improve our ability to excel in these areas, as well as performance which enhances our overall financial stability and global presence.

BEL-004

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

Salary

We pay salaries to our Named Officers in order to provide a base compensation to them for their day-to-day responsibilities in managing our business. We do not rely upon consultants to set our salaries, to establish salary ranges or to provide advice regarding other compensation matters. Executive compensation levels for the peer group described above are reviewed in determining the salary levels and bonuses of our executives, but are not determinative.  The Company views base salary simply as fixed component of overall compensation, with a large variable portion being derived from annual bonuses as described below.

In terms of overall compensation, our Chief Executive Officer receives salary recommendations from our U.S. management team and our Far East management team. Our Chief Executive Officer then formulates his own recommendations which he presents to our Compensation Committee. Our Chief Executive Officer does not participate in the deliberations regarding his own salary, but does participate in discussions regarding salary levels for our other Named Officers. Salary levels are typically reviewed in December, and adjusted from time to time after taking into account overall Company performance as well as team performance.  As noted in the Summary Compensation Table, the Chief Executive Officer did not recommend, and the Compensation Committee did not approve, increases in base salaries for 2008.  This decision was made after taking into account the current macroeconomic conditions and the Company’s operating results.  During 2008, management has made a number of decisions to implement cost savings strategies and reduce overall overhead. The decision to keep executive base salaries in line with the prior year is consistent with those current business strategies.

5.
We note your disclosure on the top of page 9 that bonuses would be paid if “we determine whether our corporate performance justifies the payment of cash bonuses to our associates.”  In future filings, please clarify:

•	who makes the decision to grant bonuses;
•	what corporate performance is evaluated in the decision to grant bonuses;
•	how you determine the amount of each named executive officer’s bonus; and
•	whether the reference to associates in your disclosure is limited to named executive officers, or other employees.

For example, your disclosure should describe how you determined the $122,500 granted to your named executive officers was appropriate and how it was distributed between those officers.  If appropriate, your disclosure should indicate whether the bonus amount is based on qualitative or quantitative factors and the existence of performance targets.

BEL-005

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

Company Response

Management notes the following items with regards to the Staff’s comments regarding the Company’s bonus payments:

•
Through the end of 2008, a general bonus pool was determined by the executive management team (comprised of the CEO, the CFO and the Vice President of Operations) on a quarterly basis based on Company performance for that quarter.  Beginning in 2009, the compensation committee is meeting on a quarterly basis to review, discuss and approve or modify the recommended general bonus pool to be allocated for that quarter.

•
In the past, in determining bonus amounts, the executive management team would review quarterly results from operations as they compared to the prior quarter and the comparable quarter from the prior year.  In addition, there were certain quarters which generated income from miscellaneous sources (i.e. gain on sale of an investment).  A portion of these non-recurring income items was often set aside as an addition to the general bonus pool.  The Company does not have individual performance targets in place, but rather measures team performance as it relates to various projects that arise during the given year (for example, the successful integration of acquisitions).  During the periods disclosed in the 2009 proxy (i.e. the executive compensation for 2006, 2007 and 2008), bonus amounts decreased each year in line with corporate results.

•
The bonus amount for each named executive officer is typically determined in the form of a number of weeks pay.  The dollar amount of the bonus payment varies based on the base salary of each executive.  For example, the $122,500 of bonuses granted to named executive officers is comprised of 8 weeks pay for each executive officer, with the exception of Andrew Wong, who received 6 weeks pay.

•
Our reference to “associates” in our disclosure is not limited to named executive officers.  Bonus payments have been made to a pool of management, technical and administrative employees of the Company.

The Company will expand its disclosure regarding bonuses in future filings.  A sample of this modified disclosure as it relates to the 2009 proxy is as follows:

BEL-006

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

Bonus

We do not have a bonus plan for any of our associates.  Instead, quarterly financial results are monitored on a quarterly basis by the CEO, the CFO and the Vice President of Operations.  Financial performance for each quarter is compared to that of the prior quarter as well as the comparable quarter of the prior year.  Based on the quarterly review, a bonus accrual may be established.  In December of each year, if it is determined that our corporate performance justifies the payment of bonuses, then the Compensation Committee receives recommendations from the Chief Executive Officer with respect to the payment of specific bonuses to specific individuals, based upon the overall size of that year’s bonus pool as well as individuals’ respective participation in achieving team objectives throughout the year.

In 2007, we sold 4.0 million shares of common stock of Toko, Inc. on the open market which resulted in a gain of approximately $2.5 million, net of investment banker fees and other expenses in the amount of $0.8 million.  With this profit, Bel’s Board of Directors decided to accrue $0.5 million from operating income for the payment of bonuses to our associates, with bonus payments made in January 2008.  This bonus pool was allocated among a group of executive, management, technical and administrative employees of the Company based on number of weeks pay, in accordance with their respective contributions to our corporate performance.  Specifically, $122,500 of the $0.5 million bonus pool was allocated to our Named Officers and reflected eight weeks pay for each executive officer, with the exception of Andrew Wong, who received six weeks pay as bonus.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

6.
Please tell us where you have identified the beneficial owner of more than five percent of any class of the registrant’s voting securities as required by Item 403(a) of Regulation S-K.  For example, we note a number of Schedule 13D and 13G filings on EDGAR.

Company Response

The disclosures required by Item 12 of the 10-K (and Item 403(a) of Regulation S-K, concerning voting stock) have been incorporated by reference from our 2009 proxy statement.  On pages 2 and 3 of our proxy statement, we have set forth the required disclosure in tabular format for those beneficial owners of the Company’s Class A Common Stock in excess of five percent.  The Class A Common Stock is the Company’s only class of voting stock.  As of April 7, 2009 (the date of record for determining the shareholders entitled to vote at the Annual Meeting), there were two beneficial owners of Class A Common Stock in excess of five percent whose voting rights were suspended due to noncompliance with the protective provisions in the Company’s certificate of incorporation.  As described in the proxy statement, the voting rights of FMR Corp. and GAMCO Investors, Inc. et al. were suspended as of the record date and were therefore excluded from the beneficial ownership table on page 2 of the proxy.  However, the stockholdings for each of these investors were included in paragraph form on page 3 of the 2009 proxy statement.

BEL-007

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

Item 13.  Certain Relationships and Related Party Transactions and Director Independence, page 49

7.
Please tell us where you have provided the disclosure requested by Item 404 of Regulation S-K, including the disclosure requested by Item 404(b).  Specifically, please tell us why you have not disclosed the transaction described in Note 17 on page F-43.

Company Response

It is management’s intention to include the required disclosures requested by Item 404 of Regulation S-K in the Company’s proxy statements, specifically under the caption “Compensation Committee Interlocks and Insider Participation.”  Upon further review of this section of the 2009 proxy statement, we have noted that the investment with GAMCO Investors, Inc. was inadvertently omitted.  Please be advised that the investment by the Company in a money market fund with GAMCO and the purchase by the Company of certain shares of its stock from GAMCO, as disclosed in Note 17 of the 10-K, were approved in advance by the Company’s Board of Directors.  Management will work to ensure that all disclosures required by Item 404 of Regulation S-K are made in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Liquidity and Capital Resources, page 29

8.
With respect to the unsecured credit agreement, in future filings please disclose the status of the covenant violation referred to in your Form 10-K as of December 31, 2008.  If not resolved, please also describe the potential impact on your ability to utilize the credit line.

Company Response

Please be advised that this issue has been resolved through further clarification of the covenant calculation received from the bank subsequent to the filing of the 2008 Form 10-K.  The resolution of this issue will be disclosed in the Form 10-Q for the period ended June 30, 2009.

BEL-008

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

Item 4.  Controls and Procedures, page 34

9.
We see your disclosure that over a period of 8 years an employee was able to fabricate records related to stock options, the Company’s 401(k) plan and the Company’s profit sharing plan for his personal benefit.  Please tell us how you evaluated this matter in assessing whether there was a material weakness in internal controls over financial reporting during the affected periods as defined in Rule 1-02(a)(4) of Regulation S-X.

Company Response

The definition of a material weakness in accordance with Rule 1-02(a)(4) of Regulation S-X is noted as follows:

The term “material weakness” means a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

Upon detection of this fraudulent activity in April 2009, a thorough internal investigation was undertaken by, and under the direction of, the Company’s Audit Committee to identify the financial impact this theft had on prior period financial statements. This initial investigation was later supplemented by an independent investigation performed by an outside forensic accounting firm.  In the aggregate, the fair market value of stock taken by this employee amounted to $0.8 million; the highest aggregate value of stock taken any individual year was $0.25 million.   Based on the results of the investigations, it was determined that the impact on the Company’s statement of operations was not material in any individual period affected.

During the affected periods, there were certain internal controls in place which would have identified a material fraudulent event in these areas on a timely basis.  With regards to the process surrounding stock option exercises, the Company received quarterly reports from its stock transfer agent showing the outstanding number of shares per their records.  In performing the earnings per share calculation each quarter, a rollforward of shares outstanding was compiled (by an individual other than the employee in question) in order to determine the weighted-average shares outstanding.  There were instances where the change in shares during a given quarter was not in line with the Company’s internal records.  However, there were many timing differences with regards to stock option exercises and cancellations (i.e. a cancellation may be processed internally prior to quarter-end, but the stock transfer agent did not process this activity until after quarter-end).  The variances that existed as a result of the fraudulent activity were not subjected to further investigation as they were thought to be minor timing differences.  As the volume of cancellation and exercises close to quarter-end dates were never significant, an explanation for any material fraudulent activity would have been outside the bounds of reasonableness for the valid activity occurring at that time. With regards to the theft related to the Company’s 401(k) plan and profit sharing plan, the Company had internal controls in place which would have been triggered in the event a discrepancy exceeded a predetermined threshold.  The employee limited the dollar amounts of his fraudulent transactions so as not to exceed this threshold.  While the employee worked around the internal control that was in place, the amount taken in the aggregate was not material.  As a result of the internal controls in place, and since there were no material misstatements in the periods affected, management did not deem this incident to be a material weakness in internal controls over financial reporting during the affected periods.

BEL-009

FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
BY BEL FUSE INC. PURSUANT TO 17 CFR 200.83

CERTAIN NOTED PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED

AN UNREDACTED VERSION HAS BEEN FURNISHED
TO THE SEC DIVISION OF CORPORATION FINANCE

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to any of the responses set forth below, please feel free to contact the undersigned or Colin Dunn, Vice President of Finance, at 201-432-0463.

Very truly yours,

/s/ Daniel Bernstein
President and Chief Executive Officer

cc:  Peter H. Ehrenberg, Esq.

BEL-0010